UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-37889

                    TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
                    ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

TOP Ships Inc. (the "Company") announced today that it has entered into Amendment No. 1 (the "Amendment") to that certain Common Stock Purchase Warrant dated January 11, 2019 with an exercise price of $1.02 per common share of the Company, par value $0.01 per share (the "Warrant").  Pursuant to the terms of the Amendment, the Company has amended the Warrant and the exercise price of the Warrant has been reduced to $0.70 per share and the holder has agreed to exercise 714,285 common shares of the Warrant on February 6, 2019.

Attached as Exhibit 99.1 to this report on Form 6-K is the Amendment.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: February 5, 2019	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

EXHIBIT 99.1

AMENDMENT NO. 1 TO
COMMON STOCK PURCHASE WARRANT
This AMENDMENT No. 1 (this "Amendment") to that certain Common Stock Purchase Warrant, dated as of January 11, 2019 (the "Warrant"), issued by TOP Ships Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the "Company"), to CVI Investments, Inc., or its assigns (the "Holder") is entered into as of February 5, 2019 (the "Amendment Date"). Capitalized terms not otherwise defined herein shall have the meaning set forth in the Warrant.
RECITALS
WHEREAS, Section 5(l) of the Warrant provides that the Warrant may be amended by a written instrument signed by the Company and the Holder;
WHEREAS, as of the date of this Amendment, the Holder is the beneficial owner of the Warrant, which entitles the holder to purchase 714,285 Warrant Shares;
WHEREAS, the Holder will agree to exercise for 714,285 Warrant Shares as of the Amendment Date and this Amendment shall be deemed a Notice of Exercise for the 714,285 Warrant Shares to be paid in US Dollars and issued according to the instructions found on Schedule A attached hereto; and
WHEREAS, the Company and the Investor now desire to amend the Warrant as set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants contained in this Amendment, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Holder agree as follows:

1. Representations and Warranties of the Holder.  Since the date that the Holder was first contacted about this Amendment, the Holder has not engaged in the securities of the Company (including, without limitation, any Short Sales (as defined below) involving the Company's securities). The Holder covenants that it will not engage in any transactions in the securities of the Company (including Short Sales) or disclose any information about the contemplated Amendment (other than to its advisors that are under a legal obligation of confidentiality) prior to the time that the transactions contemplated by this Amendment are publicly disclosed. Each Investor agrees that it will not use any of the Warrant Shares acquired pursuant to this Amendment to cover any short position in the Common Stock if doing so would be in violation of applicable securities laws. For purposes hereof, "Short Sales" include, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sales contracts, options, puts, calls, short sales, swaps, "put equivalent positions" (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

2. Amendment of Section 2(b) Effective as of the Amendment Date, Section 2(b) of the Warrant shall be amended and restated in its entirety as follows:
"Exercise Price. The exercise price per share of the Common Stock under this Warrant shall be $0.70, subject to adjustment hereunder (the "Exercise Price").
3. Notice of Exercise.  On the Amendment Date, the Holder shall exercise for 714,285 Warrant Shares and this Amendment shall be deemed a Notice of Exercise for the 714,285 Warrant Shares to be paid in US Dollars and issued according to the instructions found on Schedule A attached hereto.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this AMENDMENT No. 1 TO THE AGREEMENT to be executed and delivered as of the Amendment Date.
Company: TOP SHIPS INC.

By:	/s/ Alexandros Tsirikos
Name: Alexandros Tsirikos
Title: Chief Financial Officer

Investor: CVI INVESTMENTS INC.

By:	/s/ Martin Kobinger
Name: Martin Kobinger
Title: Investment Manager

Schedule A

DTC INSTRUCTIONS

Address:  Capital Ventures International c/o Heights Capital Management Inc.
101 California St.
Suite 3250
San Francisco, CA 94111

Broker:  Merrill Lynch

Broker Account #: 2US01600

DTC# 5198 (fop)

Contact at Merrill Lynch:
Krista Santangelo-Gough
(212) 670-3447
Krista_Santangelo@ml.com